Exhibit (a)(5)(xxiii)

THORNBURG MORTGAGE REPORTS 3Q EARNINGS

SANTA FE, N.M—November 10, 2008—Thornburg Mortgage, Inc. (NYSE:TMA), today reported net income for the quarter ended September 30, 2008, of $140.0 million, or $1.23 diluted earnings per common share based on a weighted average of 110.1 million common shares and penny warrants outstanding. Earnings for the quarter were significantly impacted by the following items:

•	$654.7 million loss on further impairment of the company’s MBS portfolio due to further declines in MBS fair value prices and an $8.2 million net loss on the sale of ARM loans and REO

•	$594.6 million fair value gain related to the Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Notes”)

•	$160.2 million fair value gain related to the Principal Participation Agreement (the “PPA”) and Additional Warrant Liability

Net interest income was $80.1 million compared to $53.3 million for the prior quarter of 2008, or 50% more than the prior quarter. Third quarter operating expenses as a percentage of average assets was 0.32% at September 30, 2008.

Override Agreement Lender Status

The company and the counterparties to the Override Agreement continue to be in active negotiations to resolve the outstanding interpretative issues under the Override Agreement. As of September 30, 2008, $267.3 million of previously restricted cash was applied to the outstanding reverse repurchase agreement balances. Securities collateralizing the reverse repurchase agreements had a face amount of $7.3 billion and a carrying value of $4.8 billion at September 30, 2008.

Credit Performance of ARM Portfolio

The credit performance of the company’s portfolio of ARM Assets continues to be favorable compared to industry benchmarks, however actual loss and delinquency experience has increased as mortgage credit performance generally has deteriorated. The company’s originated and purchased mortgage loan portfolio has very low delinquencies and realized losses. The company believes that, despite downgrades, its MBS portfolio still has substantial credit protection to absorb losses on the underlying mortgage collateral. At September 30, 2008, 98.1% of the company’s ARM asset portfolio was high quality, of which 15.0% represented purchased ARM assets rated AAA or AA based on the highest rating received and the remaining 83.1% comprised high quality ARM loans. All of the mortgage assets in the company’s Purchased ARM assets portfolio are credit enhanced through credit subordination as opposed to being credit guaranteed by a private sector mono-line credit insurer.

During the third quarter, the company continued to experience credit downgrades from the various credit rating agencies on its mortgage assets portfolio. As of September 30, 2008, the company experienced downgrades on $2.0 billion of unpaid principal balance and $1.2 billion of carrying value of its mortgage assets portfolio. Since September 30, 2008, there have been additional credit downgrades announced by the credit rating agencies. As of November 3, 2008, an additional $570.0 million of unpaid principal balance and $372.0 million of carrying value of mortgage assets have been downgraded. After taking into consideration all of these downgrades, 70.3% of the carrying value of the securities collateralizing the reverse repurchase agreements remains AA or AAA rated and the majority of this portfolio continues to have substantial credit protection in the form of credit subordination. Despite the downgrades, the company believes that any ultimate realization of losses will be less than the deeply discounted carrying value of its mortgage asset portfolio.

Purchased securitized loans comprised 1.5% of the company’s ARM assets at September 30, 2008—assets in which the company has retained the credit risk associated with its ownership and which have a total principal balance of underlying loans of $5.3 billion. Accordingly, the company has currently estimated credit losses in the form of a nonaccretable discount of $22.4 million, or 0.42% of the balance of these securities.

At September 30, 2008, 60-day plus delinquent loans and REO properties in the company’s originated and bulk purchased loans totaled 1.58% of its $21.4 billion portfolio of securitized and unsecuritized ARM loans, up from 0.81% at June 30, 2008, but still significantly below the industry’s conventional prime ARM loan delinquency ratio of 8.25% at June 30, 2008 as reported by the Mortgage Bankers Association. One category of bulk purchased loans, specifically $528.0 million of pay option ARMs purchased from one seller, continues to exhibit substantially higher delinquencies than the rest of the company’s loan portfolio and is effectively doubling the company’s total portfolio delinquency rate. The company is actively managing these delinquencies so as to minimize losses as best as possible. In the third quarter, the company realized loan losses and charge-offs relating to REO of $6.1 million. The company believes that the impairments totaling $631.3 million reflected in its securitized ARM loans greatly exceeded all probable credit losses inherent in the ARM loan portfolio at September 30, 2008, and that the substantial majority of such impairment relates to current market conditions and liquidity risk.

Consistent with broader market conditions and a lack of ability to securitize loans at reasonable prices, Thornburg Mortgage did not complete a securitization in the third quarter of 2008. Instead, the company completed a sale of $111.2 million in ARM loans at a loss of $13.2 million during the third quarter of 2008 in order to reduce its warehouse financing. Subsequent to September 30, 2008, the company has an agreement to sell an additional $92.2 million of loans and upon settlement later this month expects to completely pay of its warehouse financing with these proceeds.

During the quarter ended September 30, 2008, Thornburg Mortgage also did not originate or purchase any ARM assets.

Third Quarter Results

The company’s third quarter earnings of $140.0 million were primarily due to decreases in the fair value of the PPA and additional warrant liability and the Senior Subordinated Notes of $160.2 million and $594.6 million, respectively, partially offset by a net loss on ARM assets of $662.9 million primarily due to continued declines in the fair value of its MBS portfolio. However, aside from these fair market value related income items, net interest income, a significant component of core ongoing earnings, was $80.1 million compared to $53.3 million for the prior quarter, or 50% more than the prior quarter.

The portfolio yield during the third quarter of 2008 increased 22 basis points to 7.17% from 6.95% in the prior quarter, primarily due to a 30 basis point increase in accretion of asset discounts.

Thornburg Mortgage’s average cost of funds decreased to 6.01% in the third quarter from 6.19% in the prior quarter. This resulted in an average net interest margin of 1.15% for the quarter. The primary cause of the decrease in the company’s cost of funds from the second quarter of 2008 was a decrease in the one-month LIBOR rate during the period.

Premium amortization for the quarter ended September 30, 2008 resulted in accretion of $81.7 million for the third quarter of 2008, which reflects an actual CPR for the quarter of 12%, down from 16% and 14%, respectively, for the quarters ended June 30, 2008 and September 30, 2007, respectively. Largely as a result of the other-than-temporary impairment charges taken in the fourth quarter of 2007 and the first half of 2008, the company owns its mortgage assets at a net discount of 9.65%, which suggests that any increase in prepayments will have a positive impact on portfolio spreads and margins.

Book value at September 30, 2008 was a deficit of $(34.20) per common share, as compared to $(36.76) per common share at June 30, 2008. The decrease in the per share deficit is principally due to the PPA and additional warrant liability fair value improvement and other factors discussed above, partially offset by a net decrease in the unrealized fair value of the company’s purchased ARM assets and hedging instruments recorded in accumulated other comprehensive income.

Reverse Stock Split

On September 26, 2008, the company effected a one-for-ten reverse split of its common stock. As a result of the reverse split, every 10 shares of (old) common stock, par value $0.01 per share, which were outstanding as of September 26, 2008, the effective date, were combined into one share of (new) common stock, par value of $0.01 per share. All historical numbers relating to shares of common stock have been adjusted to reflect the one-for-ten reverse split.

The reverse stock split was implemented to cure a deficiency under Section 802.01C of the New York Stock Exchange Listed Company Manual that resulted from the average closing price of the company’s common stock falling below $1.00 for more than 30 consecutive trading days.

Interest “Payment in Kind” Consents

On October 1, 2008, Thornburg Mortgage announced it had received consents, effective September 30, 2008, from the holders of approximately 98.6% of the aggregate principal amount outstanding of the Senior Subordinated Notes to accept the September 30th interest payment on their notes in the form of additional Senior Subordinated Notes in principal amount equal to the cash interest payable. All Senior Subordinated Notes will continue to bear interest at a rate of 18% per annum until the successful completion of the Exchange Offer and Consent Solicitation and until the additional warrants are issued to the Senior Subordinated Note holders. As consideration for their consents, consenting holders received a consent fee, at their election, of either (i) 6.5217 shares of the company’s common stock in respect of each $1,000 principal amount of the Senior Subordinated Notes (the “Consent Stock”) or (ii) additional Senior Subordinated Notes with an aggregate principal amount equal to the market value of the total number of shares of Consent Stock on the date of issuance to which such holder would have been entitled.

Exchange Offer and Consent Solicitation

On October 31, 2008, the company announced that it is extending the expiration of its Exchange Offer and Consent Solicitation (the “Exchange Offer”) for all outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock, Series D Adjusting Rate Cumulative Redeemable Preferred Stock, 7.50% Series E Cumulative Convertible Redeemable Preferred Stock and 10% Series F Cumulative Convertible Redeemable

Preferred Stock (collectively, the “Preferred Stock”) from 5:00 p.m., New York City time, on October 31, 2008 to 5:00 p.m., New York City time, on November 19, 2008, unless further extended or terminated by the company. Each share of Preferred Stock tendered in the Exchange Offer will receive three shares of common stock. As of November 3, 2008, the Company had received tenders for 71.0% of the outstanding shares of its Series C Preferred Stock, 73.3% of the outstanding shares of its Series D Preferred Stock, 75.1% of the outstanding shares of its Series E Preferred Stock and 66.2% of the outstanding shares of its Series F Preferred Stock. Holders of the Preferred Stock that have tendered their shares may withdraw their shares at any time.

The company believes that successfully completing the amended Exchange Offer remains a critical step in order for the company to be able to resume normalized business operations as doing so will reduce the interest rate on its Senior Subordinated Notes from 18% to 12%, which will greatly reduce the cash demands on the company. In addition, the successful completion of the amended Exchange Offer will result in the termination of the PPA, an agreement which provides to each investor who also purchased Senior Subordinated Notes an interest in the then unpaid principal amount of a specific portfolio of mortgage-backed securities and rights under any repurchase agreements, reverse repurchase agreements, swap agreements, loan agreements and other agreements to which Thornburg Mortgage is a party as well as other consideration outlined in the PPA. The termination of the PPA is also integral to the company being able to maintain its REIT status which provides for significant tax savings and higher returns to shareholders during profitable periods.

The Exchange Offer is being made to holders of Preferred Stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. Investor inquiries about the Exchange Offer should be directed to the company at 866-222-2093 (toll free). Holders of the Preferred Stock are urged to read the Offering Circular dated July 23, 2008 and all amendments and supplements thereto, which have been filed with the SEC, and the amended and restated Offering Circular filed on November 3, 2008. Requests for copies of the Offering

Circular, all amendments and supplements thereto and related documents may be directed to Georgeson Inc., the information agent for the Exchange Offer, at 866-399-8748 (toll free). The Offering Circular, all amendments and supplements thereto and other information regarding the Exchange Offer may also be obtained through the SEC’s Web site at www.sec.gov and the company’s Web site at: www.thornburgmortgagetender.com.

Conference Call Information

The company will host a dial-in conference call from 10:30 a.m. to noon EST on Wednesday, November 12, 2008, to discuss the third-quarter results. The U.S. teleconference dial-in number is (800) 762-6085 and the international dial-in number is (480) 629-9025. A replay of the call will be available beginning at 1:30 p.m. EST on November 12, 2008 and ending at 1:59 p.m. EST on December 12, 2008. The replay dial-in number is (800) 475-6701 in the U.S. and (320) 365-3844 internationally. The access code for both replay numbers is 968830.

The conference call will also be archived on the company’s web site throughout the fourth quarter of 2008. The conference call will also be web cast live through a link at: http://www.talkpoint.com/viewer/starthere.asp?Pres=124117

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
ARM Assets:
Purchased ARM Assets:
ARM securities, net	$3,596,872	$10,046,818
Purchased Securitized Loans, net	393,434	647,225

Purchased ARM Assets	3,990,306	10,694,043

ARM Loans:
Securitized ARM Loans, net	824,852	2,557,961
ARM Loans Collateralizing Debt, net	20,433,846	21,383,177
ARM loans held for sale or securitization, net	157,120	549,359

ARM Loans	21,415,818	24,490,497

ARM Assets	25,406,124	35,184,540
Cash and cash equivalents	16,699	149,109
Restricted cash and cash equivalents	354,600	538,505
Liquidity Reserve Fund	113,457	—
Hedging Instruments	6,139	17,523
Accrued interest receivable	120,812	190,484
Other assets	267,491	192,200

Total assets	$26,285,322	$36,272,361

LIABILITIES
Reverse Repurchase Agreements	$4,638,927	$11,547,354
Asset-backed CP	—	400,000
Collateralized Mortgage Debt	20,362,739	21,246,086
Whole loan financing facilities	72,777	453,500
Senior Notes	305,000	305,000
Senior Subordinated Notes	406,964	—
Subordinated Notes	240,000	240,000
PPA and Additional Warrant Liability	423,355	—
Hedging Instruments	11,557	123,936
Accrued interest payable	62,379	90,260
Dividends payable	—	47,330
Accrued expenses and other liabilities	84,959	59,161

	26,608,657	34,512,627

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred Stock: par value $0.01 per share	1,001,589	832,485
Common Stock: par value $0.01 per share; 3,955,985,785 and 458,585,500 shares authorized, respectively; 38,736,393 and 13,993,600 shares issued and outstanding, respectively	387	140
Warrants	7,805	—
Additional paid-in-capital	3,329,734	2,897,462
Accumulated other comprehensive loss	(97,160)	(172,432)
Accumulated deficit	(4,565,690)	(1,797,921)

	(323,335)	1,759,734

Total liabilities and shareholders’ equity (deficit)	$26,285,322	$36,272,361

THORNBURG MORTGAGE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS (Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,
	2008	2007
Interest income from ARM Assets and cash equivalents	$498,639	$621,980
Interest expense on borrowed funds	(418,570)	(585,829)

Net interest income	80,069	36,151

Servicing income, net	1,792	4,125
Mortgage services income, net	1,091	575
Gain (Loss) on ARM Assets, net	(662,904)	(1,099,246)
Gain (Loss) on Derivatives, net	(12,669)	(25,271)
Gain (Loss) on extinguishment of debt	—	—
PPA and Additional Warrant Liability fair value changes	160,192	—
Senior Subordinated Notes fair value changes	594,553	—

Net noninterest income (loss)	82,055	(1,119,817)

Reversal of (provision for) loan losses	—	(2,628)
Management fee	(6,000)	(6,183)
Performance fee	—	—
Long-term incentive awards	(320)	15,490
Other operating expenses	(16,047)	(9,192)

Income (loss) before provision for (benefit from) income taxes	139,757	(1,086,179)
Provision for (benefit from) income taxes	290	(12,000)

NET INCOME (LOSS)	$140,047	$(1,098,179)

Net income (loss)	$140,047	$(1,098,179)
Dividends declared on Preferred Stock	—	(10,238)

Net income (loss) available to common shareholders	$140,047	$(1,108,417)

Basic earnings (loss) per common share	$2.74	$(89.41)

Diluted earnings (loss) per common share	$1.23	$(89.41)

Dividends declared per common share	$—	$—

Thornburg Mortgage is a leading single-family residential mortgage lender focused principally on prime and super-prime borrowers seeking jumbo and super-jumbo adjustable-rate mortgages.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including but not limited to: the ongoing impact of the March 31, 2008 financing transaction; the company’s ability to meet the ongoing conditions of the Override Agreement and successfully conclude negotiations with the parties thereto with respect to an amended and restated agreement; general economic conditions; the company’s ability to meet its interest payment obligations under its outstanding debt securities and other payment obligations; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to complete the Exchange Offer and terminate the PPA; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; further downgrades on our mortgage securities portfolio, delinquency rates for loans, changes in interest rates and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its current reports on Form 8-K, its Proxy Statement for its Annual Meeting held on June 12, 2008, its Offering Circular, as amended to date, and its Registration Statement on Form S-3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com